

By Electronic Mail

September 30, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
       Issuer CIK: 0001683471
       Issuer File Number: 333-215588/811-23226
       Form Type: 8-A12B
       Filing Date: September 30, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- TrueShares Structured Outcome (October) ETF (OCTZ)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst
